State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 01/30/2024
FILED 01:02 PM 01/30/2024
SR 20240288514 - File Number 2786727

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF ECHEDRY VARGAS PREFERRED STOCK OF FINLETE FUNDING, INC.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Finlete Funding, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Echedry Vargas Preferred Stock and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designated as the Echedry Vargas Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 1,000 shares of common stock, $0.00001 par value per share (the "Common Stock") and 200,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation law.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated January 29, 2024, the Board of Directors designated 100,000 shares of the Preferred Stock as Echedry Vargas Preferred Stock, par value $0.00001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

ECHEDRY VARGAS PREFERRED STOCK

Section 1. Powers and Rights of Echedry Vargas Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Echedry Vargas Preferred Stock, par value

$0.00001 per share, of the Corporation (the "Echedry Vargas Stock"). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Echedry Vargas Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Echedry Vargas Preferred Stock (this "Certificate of Designations"). For purposes hereon, a holder of a share or shares of Echedry Vargas Stock, with respect to their rights as related to the Echedry Vargas Stock, shall be referred to as a "Holder".

Section 2. Number. The number of authorized shares of Echedry Vargas Stock is 100,000 shares.

Section 3. Player Payments and Distributions.

(a) Player. For purposes of this Certificate of Designations, the "Player" shall mean Echedry Vargas, who is a party to a "Player Agreement" between the Corporation and Player, and the Echedry Vargas Stock has been created, and is being issued by the Corporation, in order to raise funds that will be paid to the Player pursuant to the Player Agreement, which Player Agreement shall thereafter provide that the Corporation shall have the right to receive a specific portion of certain future earnings of the Player (the "Player Payments").

(b) Participation. Subject to any limitations of applicable law and the other provisions herein, the Player Payments actually received by the Corporation shall be allocated as follows:

(i) 10% of the Player Payments shall be retained and utilized by the Corporation, or may be paid to the holders of the common stock, par value $0.00001 per share, of the Corporation (the "Common Stock") as a dividend or other distribution, as determined by the Board of Directors of the Corporation.

(ii) 90% of the Player Payments, less any taxes payable by the Corporation with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the Holders with respect to their Echedry Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the Holders as of the time of such distribution, subject to the additional provisions herein (each, a "Distribution"). The Corporation shall make a Distribution at least quarterly on a calendar quarter basis, within 10 Business Days of the end of the prior calendar quarter, but may make Distributions more frequently if so determined by the Board, and the Board shall set the record date for the payment of any Distribution, and shall determine any shorter period to which such Distribution applies, if not paid on a calendar quarterly basis (as applicable, the "Measurement Period"). The Participation Amount may be reduced by any amounts of the Player Payments that may have been received by the Corporation but which are subject to payment or repayment pursuant to the Player Agreement or under any other contract, agreement or applicable law, and thereafter such reduction amounts shall be added back to the Participation Amount at the time that such amounts are no longer subject to any possibility of payment or repayment.

(iii) The Distributions shall be apportioned between the issued and outstanding

shares of Echedry Vargas Stock based on the number of days that each share of Echedry Vargas Stock has been issued and outstanding in the applicable Measurement Period, as compared to the total shares of Echedry Vargas Stock and the total number of days that all shares of Echedry Vargas Stock have been issued and outstanding in the applicable Measurement Period. By way of example, and not limitation, in the event that the Measurement Period was 90 days, and assuming that there are two Holders, with the first ("Holder 1") holding 100 shares of Echedry Vargas Stock, which were issued and outstanding for 90 days in the Measurement Period, and with the second ("Holder 2") holding 200 shares of Echedry Vargas Stock, which were issued and outstanding for 10 days in the Measurement Period, there would be a total of 11,000 "days outstanding" in such Measurement Period (100 shares for 90 days = 9,000, plus 200 shares for 10 days = 2,000), and Holder 1 (subject to the provisions of Section 3(b)(iv)) would be entitled to receive 81.81% (9,000 divided by 11,000) of the total Distribution for such Measurement Period, and Holder 2 (subject to the provisions of Section 3(b)(iv)) would be entitled to receive 18.19% (2,000 divided by 11,000) of the total Distribution for such Measurement Period.

(iv) For the avoidance of doubt, the Distributions shall be apportioned between the issued and outstanding shares of Echedry Vargas Stock as set forth in Section 3(b)(ii) and Section 3(b)(iii), but shall be paid to the Holder holding such shares of Echedry Vargas Stock as of the record date for the payment of such Distribution.

Section 4. Participation. The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the Common Stock or any other class or series of Preferred Stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Corporation.

Section 5. No Conversion. The Echedry Vargas Stock is not convertible into any other securities of the Corporation.

Section 6. Vote. Other than as may be required by applicable law or as set forth in Section 7, the Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the Common Stock, or any class thereof, or any other class or series of Preferred Stock, for a vote.

Section 7. Amendment and Protective Provisions. The Corporation may not, and shall not, amend or repeal this Certificate of Designations in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Echedry Vargas Stock then issued and outstanding, in which vote each share of Echedry Vargas Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect.

Section 8. Redemption. Upon termination of the Player Agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return

for Distributions previously made, or if no such Distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Corporation and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Section 9. Miscellaneous.

(a) Legend. Any certificates representing the Echedry Vargas Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b) Lost or Mutilated Echedry Vargas Stock Certificate. If the certificate for the Echedry Vargas Stock held by the Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Echedry Vargas Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) Interpretation. If a Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

Section 10. Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

WITNESS WHEREOF, Finlete Funding, Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 29th day of January, 2024.

By: ______________________
Name: G. Robert Connolly
Title: Chief Executive Officer